# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Blue Group Holding AG, CIK 0001799983
CUSIP: H33700107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306 BRUTTISELLEN, BRUTTISELLEN, Switzerland (V8), 8306
Date of event which requires filing of this statement: 02/16/2025
Filed by CIK 0001871984
Persons authorized to receive notices and communications: Laura Torrado, c/o Knighthead Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, New York (NY), 10017, (212) 356-2900; Tom LaMacchia, c/o Certares Management LLC, 350 Madison Avenue, 8th floor, New York, New York (NY), 10017, (212) 624-2940

## Reporting persons
- CK Opportunities Wolverine S.a r.l: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 32,411,674; sole dispositive power 0; shared dispositive power 32,411,674; aggregate amount beneficially owned 32,411,674 (14.6% of the class)
  Comment: Note in relation to items 8, 10 and 11: Includes (a) 9,286,969 ordinary shares of the Issuer ("Ordinary Shares") and (b) 23,124,705 Series B preferred shares of the Issuer ("Series B Preferred Shares" and, together with the Ordinary Shares held by the Reporting Persons, the "Reporting Person Issuer Shares") that are convertible into 23,124,705 Ordinary Shares.
  
  Note in relation to item 13: Based on information provided in the Current Report on Form 8-K filed by Shift4 Payments, Inc. ("Shift4") on February 18, 2025 and Exhibit 2.1 thereto reflecting 199,366,170 Ordinary Shares issued and outstanding (excluding Ordinary Shares held in treasury), and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.
- CK Opportunities Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 32,411,674; sole dispositive power 0; shared dispositive power 32,411,674; aggregate amount beneficially owned 32,411,674 (14.6% of the class)
  Comment: Note in relation to items 8, 10 and 11: Includes (a) 9,286,969 Ordinary Shares and (b) 23,124,705 Series B Preferred Shares that are convertible into 23,124,705 Ordinary Shares.
  
  Note in relation to item 13: Based on information provided in Shift4's Current Report on Form 8-K filed February 18, 2025 and related Exhibit 2.1 reflecting 199,366,170 Ordinary Shares issued and outstanding (excluding Ordinary Shares held in treasury), and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.
- CK Opportunities GP, LLC (CIK 0001994765): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 32,411,674; sole dispositive power 0; shared dispositive power 32,411,674; aggregate amount beneficially owned 32,411,674 (14.6% of the class)
  Comment: Note in relation to items 8, 10 and 11: Includes (a) 9,286,969 Ordinary Shares and (b) 23,124,705 Series B Preferred Shares that are convertible into 23,124,705 Ordinary Shares.
  
  Note in relation to item 13: Based on information provided in Shift4's Current Report on Form 8-K filed February 18, 2025 and related Exhibit 2.1 reflecting 199,366,170 Ordinary Shares issued and outstanding (excluding Ordinary Shares held in treasury), and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.
- Certares Opportunities LLC (CIK 0001871984): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 32,411,674; sole dispositive power 0; shared dispositive power 32,411,674; aggregate amount beneficially owned 32,411,674 (14.6% of the class)
  Comment: Note in relation to items 8, 10 and 11: Includes (a) 9,286,969 Ordinary Shares and (b) 23,124,705 Series B Preferred Shares that are convertible into 23,124,705 Ordinary Shares.
  
  Note in relation to item 13: Based on information provided in Shift4's Current Report on Form 8-K filed February 18, 2025 and related Exhibit 2.1 reflecting 199,366,170 Ordinary Shares issued and outstanding (excluding Ordinary Shares held in treasury), and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.
- Knighthead Opportunities Capital Management, LLC (CIK 0001994746): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 32,411,674; sole dispositive power 0; shared dispositive power 32,411,674; aggregate amount beneficially owned 32,411,674 (14.6% of the class)
  Comment: Note in relation to items 8, 10 and 11: Includes (a) 9,286,969 Ordinary Shares and (b) 23,124,705 Series B Preferred Shares that are convertible into 23,124,705 Ordinary Shares.
  
  Note in relation to item 13: Based on information provided in Shift4's Current Report on Form 8-K filed February 18, 2025 and related Exhibit 2.1 reflecting 199,366,170 Ordinary Shares issued and outstanding (excluding Ordinary Shares held in treasury), and taking into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Global Blue Group Holding AG
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306 BRUTTISELLEN, BRUTTISELLEN, Switzerland (V8), 8306
Comment:
Explanatory Note

This Amendment No. 1 (the "Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 21, 2022 (the "Original Schedule 13D", together with this Amendment No. 1, the "Schedule 13D") related to the ordinary shares (the "Ordinary Shares") of Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the "Issuer"), with its registered office in Zurichstrasse 38, 8306 Bruttisellen, Switzerland.

The Items below amend the information disclosed under the corresponding Items of the Original Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On February 16, 2025, the Issuer entered into a Transaction Agreement (the "Transaction Agreement") with Shift4 Payments, Inc., a Delaware corporation ("Shift4"). Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions therein, Shift4 will cause a new wholly-owned Swiss limited liability company ("Merger Sub") to commence a tender offer (the "Offer") to acquire all of the issued and outstanding shares in the Issuer. Following the consummation of the Offer, subject to the terms and conditions set forth in the Transaction Agreement and in accordance with the laws of Switzerland, Merger Sub and the Issuer will consummate a statutory squeeze-out merger pursuant to which the Issuer will be merged with and into Merger Sub (the "Merger"), and Merger Sub shall continue as the surviving entity of the Merger.

Tender and Support Agreement

In connection with the Issuer's execution of the Transaction Agreement, on February 16, 2025, Shift4 and CK Opportunities Wolverine entered into a Tender and Support Agreement (the "Tender and Support Agreement"). For the remainder of Item 4, any capitalized term used but not defined herein shall have the meaning ascribed to it in the Tender and Support Agreement. Under the Tender and Support Agreement, and subject to the terms and conditions thereof, CK Opportunities Wolverine agreed, among other things, to tender all of the Ordinary Shares and Series B Preferred Shares held by CK Opportunities Wolverine to Merger Sub in the Offer. CK Opportunities Wolverine further agreed to vote all of its Ordinary Shares and Series B Preferred Shares (i) in favor of the adoption and approval of the Board Modification and any other proposal required for the consummation of the transactions contemplated by the Transaction Agreement and (ii) against any Company Takeover Proposal, any change in the Issuer's board of directors (the "Issuer Board") (subject to certain exceptions), any other action that would reasonably be expected to materially impede, materially delay or prevent the consummation of the Offer, and any other proposal or action that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Transaction Agreement, or of CK Opportunities Wolverine contained in the Tender and Support Agreement or (B) result in any of the conditions set forth in the Transaction Agreement not being timely satisfied.

CK Opportunities Wolverine also agreed to certain other terms and conditions, including not to transfer, directly or indirectly, its Ordinary Shares and Series B Preferred Shares and not to, directly or indirectly, solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to a Company Takeover Proposal, or take certain other restricted actions in connection therewith.

CK Opportunities Wolverine's obligations under the Tender and Support Agreement terminate as follows:

(i) (A) immediately if prior to the date that is the later of (1) March 4, 2025 and (2) the fifth business day immediately following Shift4's receipt of a final notice of a change of recommendation by the Issuer Board or a final notice of a Company Superior Proposal with respect to a Qualifying Proposal (in each case, subject to Shift4's match and notice rights under the Transaction Agreement) (the "Applicable Period"), either (x) upon written notice by CK Opportunities Wolverine to Shift4, if there has been a change of recommendation of the Issuer Board or (y) upon termination of the Transaction Agreement by Shift4 following a change of recommendation by the Issuer Board or a termination by the Issuer in order to enter into a Company Superior Proposal substantially concurrently with the termination of the Transaction Agreement, and (B) from and after the expiration of the Applicable Period, on the date that is (1) three months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated in accordance by Shift4 following a change of recommendation by the Issuer Board or (2) five months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated as a result of a material uncured breach by the Issuer that results from a willful breach by the Issuer or by the Issuer in order to enter into a Company Superior Proposal substantially concurrently with the termination of the Transaction Agreement,
(ii) immediately upon termination of the Transaction Agreement in any circumstance, other than those discussed in clause (i) above,
(iii) immediately as of and following the Acceptance Time, or
(iv) immediately, upon written notice by CK Opportunities Wolverine to Shift4, if there has been any modification, waiver or amendment to any provision of the Transaction Agreement that reduces or changes the form of Offer Consideration to be paid in respect of the Shares (in each case, without CK Opportunities Wolverine's prior written consent).

CK Opportunities Wolverine entered into the Tender and Support Agreement solely in its capacity as a beneficial owner of the Ordinary Shares and nothing in the Tender and Support Agreement restricts any officer of director of the Issuer Board from taking any action in his or her capacity as an officer of member of the Issuer Board.

The Tender and Support Agreement has been included to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the Issuer or Shift4 in any public reports filed with the SEC by the Issuer or Shift4.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) The information relating to the beneficial ownership of the Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 32,411,674 Ordinary Shares of the Issuer, which includes: (i) 9,286,969 Ordinary Shares held by CK Opportunities Wolverine and (ii) 23,124,705 Series B Preferred Shares held by CK Opportunities Wolverine that are convertible into 23,124,705 Ordinary Shares, representing in the aggregate approximately 14.6% of the Ordinary Shares as of February 12, 2025.

Calculations of beneficial ownership described herein are based on information provided in Shift4's Current Report on Form 8-K filed February 18, 2025 and related Exhibit 2.1 reflecting 199,366,170 Ordinary Shares issued and outstanding (excluding Ordinary Shares held in treasury), and take into account Ordinary Shares issuable upon the conversion of Series B Preferred Shares beneficially owned by each Reporting Person, as applicable.

(c) Except as disclosed in this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: H. Tender and Support Agreement (incorporated herein by reference from Exhibit 10.3 to Shift4's Current Report on Form 8-K filed on February 18, 2025).

## Signatures
- CK Opportunities Wolverine S.a r.l: /s/ Stefan Corthouts, Stefan Corthouts, A Manager (02/19/2025)
- CK Opportunities Wolverine S.a r.l: /s/ Ajit Singh Rai, Ajit Singh Rai, B Manager (02/19/2025)
- CK Opportunities Fund I, LP: /s/ Tom LaMacchia, Tom LaMacchia, Authorised Signatory, CK Opportunities GP LLC, its general partner (02/19/2025)
- CK Opportunities Fund I, LP: /s/ Laura Torrado, Laura Torrado, Authorised Signatory, CK Opportunities GP LLC, its general partner (02/19/2025)
- CK Opportunities GP, LLC: /s/ Tom LaMacchia, Tom LaMacchia, Authorised Signatory (02/19/2025)
- CK Opportunities GP, LLC: /s/ Laura Torrado, Laura Torrado, Authorised Signatory (02/19/2025)
- Certares Opportunities LLC: /s/ Tom LaMacchia, Tom LaMacchia, Managing Director & General Counsel, Certares Management LLC, its Sole Member (02/19/2025)
- Knighthead Opportunities Capital Management, LLC: /s/ Laura Torrado, Laura Torrado, General Counsel (02/19/2025)